FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of January 2003

                           HOLMES FINANCING (No 4) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F . . . . X . . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . . X . . .

                            Holmes Financing No 4 plc
                            -------------------------

      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
      ---------------------------------------------------------------------
                 For Period 09 December 2002 to 08 January 2003
                 ----------------------------------------------

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis
-----------------------

Analysis of Mortgage Trust Movements
------------------------------------

                         ------------------------------------
                                     Current Period
                         ------------------------------------
                                 Number          (pound)000's
                         ------------------------------------
Brought Forward                  363,289          23,852,522
Replenishment                     11,932             876,212
Repurchased                       (3,757)           (373,240)
Redemptions                       (8,584)           (432,723)
Losses                               (17)                (71)
Other Movements                        0                   0
                         ------------------------------------
Carried Forward                  362,863          23,922,700
                         ====================================



                         ------------------------------------
                                    Cumulative
                         ------------------------------------
                                 Number          (pound)000's
                         ------------------------------------
Brought Forward                  115,191           6,399,214
Replenishment                    475,019          33,434,001
Repurchased                     (103,650)         (7,291,058)
Redemptions                     (123,519)         (8,618,967)
Losses                              (178)               (490)
Other Movements                        0                   0
                         ------------------------------------
Carried Forward                  362,863          23,922,700
                         ====================================


                           Period CPR          Annualised CPR
                         ------------------------------------
  1 Month                          3.37%              47.72%  **(including
                         ------------------------------------
  3 Month                         13.39%              70.89%    redemptions and
                         ------------------------------------
12 Month                          44.66%              44.66%    repurchases)
                         ------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
--------------
                                       --------------------
Weighted Average Seasoning                           32.99 months
                                       --------------------
Weighted Average Loan size                (pound)65,927.64
                                       --------------------
Weighted Average LTV                                77.96% *** (see below)
                                       --------------------
Weighted Average Remaining Term                      19.28 Years
                                       --------------------


Product Type Analysis
---------------------                  (pound)000's                 %
                                       ----------------------------------------
Variable Rate                                   11,894,366              49.72%
Fixed Rate                                       6,286,886              26.28%
Tracker Rate                                     5,741,448              24.00%
                                       ----------------------------------------
                                                23,922,700             100.00%
                                       ====================--------------------

As at 8th January 2002 approximately 5% of the loans were flexible loans

                            Holmes Financing No 4 plc
                            -------------------------

      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
      ---------------------------------------------------------------------
                 For Period 09 December 2002 to 08 January 2003
                 ----------------------------------------------

All values are in thousands of pounds sterling unless otherwise stated


Mortgage Standard Variable Rate
-------------------------------

                        Effective Date                Rate
                        --------------                ----
                      01 November 2002               5.94%
                      01 December 2001               6.10%


Geographic Analysis
----------------------------------------------------------------------------------------------------
Region                                       Number        (pound)000's                 %
----------------------------------------------------------------------------------------------------
East Anglia                                         14,284             842,526                3.52%
East Midlands                                       19,615           1,079,627                4.51%
Greater London                                      64,537           5,439,131               22.74%
North                                               16,264             777,788                3.25%
North West                                          43,674           2,231,180                9.33%
Scotland                                             1,371             106,689                0.45%
South East                                          99,098           7,713,474               32.24%
South West                                          29,089           1,858,407                7.77%
Wales                                               18,964             917,364                3.83%
West Midlands                                       25,036           1,394,871                5.83%
Yorkshire and Humberside                            24,321           1,179,437                4.93%
Unknown                                              6,610             382,206                1.60%
----------------------------------------------------------------------------------------------------
Total                                              362,863          23,922,700              100.00%
---------------------------------------=============================================================


Original LTV Bands

                                       -------------------------------------------------------------
Range                                        Number        (pound)000's                 %
                                       -------------------------------------------------------------
0.00 - 25.00                                         6,445             263,593                1.10%
25.01 - 50.00                                       39,587           2,134,574                8.92%
50.01 - 75.00                                       94,443           6,666,128               27.87%
75.01 - 80.00                                       19,256           1,393,204                5.82%
80.01 - 85.00                                       24,860           1,862,897                7.79%
85.01 - 90.00                                       54,113           4,156,261               17.37%
90.01 - 95.00                                      124,159           7,446,043               31.13%
                                       -------------------------------------------------------------
Total                                              362,863          23,922,700              100.00%
                                       =============================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

                            Holmes Financing No 4 plc
                            -------------------------

      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
      ---------------------------------------------------------------------
                 For Period 09 December 2002 to 08 January 2003
                 ----------------------------------------------

All values are in thousands of pounds sterling unless otherwise stated



Arrears
                                       ---------------------------------------------------------------------------------
Band                                         Number             Principal            Overdue                 %
                                       ---------------------------------------------------------------------------------
Current                                            353,225          23,361,245               (1,830)             97.68%
1.00 - 1.99 months                                   6,126             357,563                2,843               1.50%
2.00 - 2.99 months                                   1,637              95,509                1,397               0.40%
3.00 - 3.99 months                                     766              43,461                  908               0.18%
4.00 - 4.99 months                                     407              23,115                  627               0.10%
5.00 - 5.99 months                                     233              12,438                  418               0.05%
6.00 -11.99 months                                     410              21,351                1,041               0.09%
12 months and over                                      34               1,576                  148               0.01%
Properties in Possession                                25                 822                   68               0.00%
                                       ---------------------------------------------------------------------------------
Total                                              362,863          23,917,080                5,620             100.00%
                                       =================================================================================

Definition of Arrears
---------------------
This arrears multiplier is calculated as the arrears amount (which is The difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Shares of Trust last Distribution Date (08 January 2003)
--------------------------------------------------------
                                       ----------------------------------------
                                               (pound)000's                  %
                                       ----------------------------------------
Funding Share                                   13,694,230           57.24366%
Seller Share                                    10,228,470           42.75634%
                                       ----------------------------------------
                                                23,922,700          100.00000%
                                       ========================================

                                       ----------------------------------------
Minimum Seller Share                               956,683               4.00%
                                       ----------------------------------------

Cash Accumulation Ledger
------------------------
                                       --------------------
                                             (pound)000's
                                       --------------------
Brought Forward                                    811,000
                                       --------------------
Additional Amounts Accumulated                           0
Payment of Notes                                         0
                                       --------------------
Carried Forward                                    811,000
                                       ====================

Liquidity Facilities
--------------------                   Drawn(pound)000's     Undrawn(pound)000's
                                       ----------------------------------------
Holmes Funding                                    (pound)0       (pound)25,000
                                       ----------------------------------------
Holmes Financing 1                                (pound)0       (pound)25,000
                                       ----------------------------------------
Holmes Financing 2                                (pound)0       (pound)25,000
                                       ----------------------------------------
Holmes Financing 3                                (pound)0       (pound)25,000
                                       ----------------------------------------
Holmes Financing 4                                (pound)0       (pound)25,000
                                       ----------------------------------------
Holmes Financing 5                                (pound)0       (pound)25,000
                                       ----------------------------------------
Holmes Financing 6                                (pound)0       (pound)25,000
                                       ----------------------------------------

                            Holmes Financing No 4 plc
                            -------------------------

      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
      ---------------------------------------------------------------------
                 For Period 09 December 2002 to 08 January 2003
                 ----------------------------------------------

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread
-------------
                                       --------------------
Quarter to 15/10/2002                              0.5892%
                                       --------------------
Quarter to 15/7/2002                               0.5891%
                                       --------------------
Quarter to 15/4/2002                               0.5414%
                                       --------------------
Quarter to 15/1/2002                               0.5487%
                                       --------------------


                                       ----------------------------------------
Reserve Funds                             First Reserve      Second Reserve
-------------
                                       ----------------------------------------
Balance as at 15/10/2002             (pound)185,000,000.00  (pound)56,890,739.99
                                       ----------------------------------------
Required Amount as at 15/10/2002     (pound)185,000,000.00  (pound)73,825,687.00
                                       ----------------------------------------
Percentage of Notes                                  1.35%                 0.41%
                                       ----------------------------------------

Properties in Possession
------------------------

Stock
                                       ----------------------------------------
                                                   Current Period
                                       ----------------------------------------
                                              Number               (pound)000's
                                       ----------------------------------------
Brought Forward                                         34               1,284
                                       ----------------------------------------
Repossessed in Period                                    3                 158
                                       ----------------------------------------
Sold in Period                                         (12)               (620)
                                       ----------------------------------------
Carried Forward                                         25                 822
                                       ========================================

                                       ----------------------------------------
                                                     Cumulative
                                       ----------------------------------------
                                              Number               (pound)000's
                                       ----------------------------------------
Repossessed to date                                    226              10,541
                                       ----------------------------------------
Sold to date                                          (201)             (9,719)
                                       ----------------------------------------
Carried Forward                                         25                 822
                                       ========================================

Repossession Sales Information
------------------------------
                                       --------------------
Average time Possession to Sale                         79 Days
                                       --------------------
Average arrears at time of Sale               (pound)3,135
                                       --------------------

MIG Claim Status
----------------
                                       ----------------------------------------
                               Number (pound)000's
                                       ----------------------------------------
MIG Claims made                                        127                 928
                                       ----------------------------------------
MIG Claims outstanding                                  11                  79
                                       ----------------------------------------

                                       --------------------
Average time claim to payment                           34
                                       --------------------

Trigger Events
--------------
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 4 plc
                            -------------------------

      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
      ---------------------------------------------------------------------
                 For Period 09 December 2002 to 08 January 2003
                 ----------------------------------------------

All values are in thousands of pounds sterling unless otherwise stated



Retired Class A Notes
---------------------

--------------------------------------------------------------------------------------------------------------------------
      Date Retired         Holmes 1         Holmes 2         Holmes 3         Holmes 4          Holmes 5         Holmes 6
--------------------------------------------------------------------------------------------------------------------------
              02Q3                                                                                                      0
                                  -              703                -                -               352
              02Q4                                                                                                      0
                                  -                -                -                -               352
              03Q1                                                                                                      0
                                  -                -              750                -                 -
--------------------------------------------------------------------------------------------------------------------------

Outstanding Class A Notes
-------------------------

--------------------------------------------------------------------------------------------------------------------------
          Expected         Holmes 1         Holmes 2         Holmes 3         Holmes 4          Holmes 5         Holmes 6
        Redemption
--------------------------------------------------------------------------------------------------------------------------
              03Q2
                                  -                -                -                -                 -                -
              03Q3
                                600                -                -                -                 -              481
              03Q4
                                  -              176                -              191                 -              481
              04Q1
                                  -              176                -              191                 -                -
              04Q2
                                  -              176                -              191                 -                -
              04Q3
                                  -              176                -              191                 -                -
              04Q4
                                  -                -                -                -               698                -
              05Q1
                                  -                -              750                -                 -                -
              05Q2
                                  -                -                -                -                 -              801
              05Q3
                                650                -                -                -                 -                -
              05Q4
                                  -              125                -                -                 -                -
              06Q1
                                  -              125                -                -                 -                -
              06Q2
                                  -              125                -                -                 -                -
              06Q3
                                  -              125              500            1,340                 -                -
              06Q4
                                  -                -                -              350               875                -
              07Q1
                                  -                -                -                -                 -                -
              07Q2
                                  -                -                -                -                 -              634
              07Q3
                                575                -                -                -                 -                -
              07Q4
                                  -              300                -                -                 -              770
              08Q1
                                  -                -                -                -                 -                -
              08Q2
                                  -                -                -                -                 -              500
              08Q3
                                  -                -                -                -                 -                -
              08Q4
                                  -                -                -                -                 -                -
              09Q1
                                  -                -                -                -                 -                -
              09Q2
                                  -                -                -                -                 -                -
              09Q3
                                  -                -                -                -                 -                -
              09Q4
                                  -                -                -                -                 -                -
              10Q1
                                  -                -                -                -                 -                -
              10Q2
                                  -                -                -                -                 -                -
              10Q3
                                250                -                -                -                 -                -
              10Q4
                                  -                -                -                -                 -                -
--------------------------------------------------------------------------------------------------------------------------


                            Holmes Financing No 4 plc
                            -------------------------

      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
      ---------------------------------------------------------------------
                 For Period 09 December 2002 to 08 January 2003
                 ----------------------------------------------

All values are in thousands of pounds sterling unless otherwise stated

[GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 4) PLC




         Dated: 30 January 2003                      By /s/  Peter Lott
                                                        ---------------------
                                                        (Authorised Signatory)